Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011
	(Amounts in thousands of dollars)
EARNINGS
Pre-tax income from continuing operations	(17,819)	17,646	281	(12,939)

FIXED CHARGES:(a)
Interest portion of rental expense. Appropriate portion (1/3) of rentals	957	682	538	479
TOTAL FIXED CHARGES	957	682	538	479
TOTAL EARNINGS	(16,826)	18,328	819	(12,460)
RATIO OF EARNINGS TO FIXED CHARGES	(17.61)	26.86	1.52	(26.01)
	(b)			(c)

(a)	Excludes interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.
(b)	Due to the loss recorded in 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $17.8 million to achieve coverage of 1:1 in 2014.
(c)	Due to the loss recorded in 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $12.9 million to achieve coverage of 1:1 in 2011.